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As Filed with the Securities and Exchange Commission on August 27, 2003

Registration No. 333-106202

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Amendment No.1 to

Form S-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

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POLYMER RESEARCH CORP. OF AMERICA

Exact name of registrant as specified in its charter)

      New York                                                      11-2023495

         (State or other jurisdiction                               (I.R.S. Employer

     of incorporation or organization)                     Identification No.)

2186 Mill Avenue,

Brooklyn, NY 11234

           (718) 444-4300

 (Address, including zip code, and

telephone number, including area

code, of registrant's principal

executive office)

Robert W. Forman, Esq.

Shapiro Mitchell Forman Allen & Miller LLP

380 Madison Avenue, New York, NY 10017

           (212) 972-4900

(Name, address, including zip code,

and telephone number, including area

code, of agent for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration
Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to
Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1), check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]____________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [  ]___________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  [  ]___________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]___________________

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH
DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL
THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY
STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME
EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF
1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION,
ACTING PURSUANT TO SECTION 8 (a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE
CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS
EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND
IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE
THE OFFER OR SALE IS NOT PERMITTED.

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SUBJECT TO COMPLETION, DATED August 27, 2003 PROSPECTUS 500,000 SHARES POLYMER RESEARCH CORP. OF AMERICA COMMON STOCK

This prospectus relates to the sale by the Selling Shareholders of the 500,000 shares of Common
Stock, par value $.01 per share, of Polymer Research Corp. of America to be acquired by such
Selling Shareholders at an exercise price of $0.70 per share upon exercise of options. See page 8 for further information with respect to such Selling Shareholders.

Our Common Stock is quoted on the over-the-counter Electronic Bulletin Board under the trading symbol PROA.OB. On August 25, 2003, the closing bid price of a share of our Common
Stock was $0.75.
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INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE
ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS,
AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT
BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PRCA OR ANY OTHER
PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF ANY OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY
SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE
COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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The date of this Prospectus is August ____, 2003.

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TABLE OF CONTENTS

Page

Risk Factors

3

Uncertainty of Forward-Looking Statements

6

Available Information on the Company

7

Our Company

7

Use of Proceeds

7

Selling Shareholders and Plan of Distribution

8

Description of Capital Stock

9

Market for Common Equity and Related Shareholder Matters

10

Legal Matters

11

Experts

11

Changes In and Disagreements With Accountants on Accounting and

          Financial Disclosure

12

Indemnification of Directors and Officers -

          Disclosure of Commission's Position on Indemnification

12

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RISK FACTORS

INVESTING IN OUR COMMON  STOCK  INVOLVES  RISKS.  PROSPECTIVE
INVESTORS  SHOULD  CAREFULLY  CONSIDER  THE  FOLLOWING  RISK  FACTORS
BEFORE  MAKING  A  DECISION  TO  PURCHASE  ANY  OF  THE  SECURITIES
OFFERED HEREBY.

Our Cash Position May Be Insufficient to Fund Operations in the near Term and Our
Independent Auditor's Opinion Contains a "Going Concern" Qualification Which Raises
"Substantial Doubt" as to Our Ability to Continue as a Going Concern.

The Company experienced a significant decline in revenues during the past 18 months, although revenues increased in the second quarter of 2003 compared to revenues in the second quarter of
2002. Management believes that, unless revenues increase significantly, the Company's cash position will continue to decline. At current operating levels, the Company may be out of cash within four months from the date hereof unless revenues increase or expenses are reduced. Currently
we have cash of approximately $240,000.   For the six months ended June 30, 2003, we sustained a
loss from operations of $345,000.  Over both the long and short term, liquidity will be a direct result of sales and related net earnings although members of management have loaned PRCA money from time to time.  If the options are exercised, PRCA's cash position will be enhanced.

The auditor's opinion to our 2002 Financial Statements states that it was prepared on the assumption that we continue as a going concern.  Nevertheless, our independent auditor states that because we have suffered recurring losses from operations and net capital deficiencies there is "substantial doubt" that we will be able to continue as a going concern.  See "Independent
Auditors' Report" on page F-2 of our Annual Report on Form 10-KSB.  We hope that the net proceeds the Company may receive upon exercise of the options, together with the proceeds of the SBA loan, receipt of the tax refund and recent upturn in business will alleviate this doubt, although we can give no assurances that such will be the case.

We Have Experienced Significant Declines in Revenues and Operating Results During the Past
Eighteen Months.

Our results of operations are currently being, and have been in the past, and could in the future be, significantly adversely affected by the downturn in the economy. We cannot predict when, or if, the current downturn in the economy and our business will begin to improve, although revenues increased in the second quarter of 2003 compared to revenues in the second quarter of
2002. For the year ended December 31, 2002, the Company had a net loss of $2,176,406 on net revenues of $2,127,457.  For the six months ended June 30, 2003, the Company had a net loss of
$345,018 on net revenues of $1,514,269.  Sales declined from $5,071,241 in 2000 to $2,127,457 in
2002, which is the reason for the decline in operating results.  We have not reduced our workforce in response to the reduced revenues, and have continued our marketing efforts.  Our operating results are affected principally by our ability to attract new research customers. Like many other businesses, during times of economic slowdowns, our revenues have been adversely affected through most of 2002.  The Company believes its sales were adversely affected by the
September 11 tragedy because travel by prospective customers, many of whom tour our facilities as part of our marketing efforts, was greatly reduced.  We do not believe our sales are currently impacted by such reduced travel.

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We Have Been, and Continue to Be, Subject to Litigation Concerning the Performance of
Certain Research Contracts.

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Over the years, we have entered into numerous contracts to develop formulae requested by our clients which are intended to achieve certain targeted specifications. Our research has not always developed formulations meeting all of the specifications desired by our clients, many of whom have sued us claiming breach of contract. In those lawsuits, such clients have sought the return of amounts paid and alleged consequential damages. We have defended those cases principally on the basis that the contracts called for us to perform research in a commercially reasonable manner, not to guaranty a specific result.  We have generally settled those lawsuits by agreeing to return a portion of the purchase price.  One court has found that we breached the contract at issue. If we continue to be subject to lawsuits in cases where we have not satisfied all of our customers' specifications, and other courts agree that such failure constitutes breach of contract, our financial condition and results of operations will likely be affected in a material adverse manner. In addition, these legal proceedings and claims, whether with or without merit, could be time-consuming and expensive to defend, and could divert management's attention and resources.  The Company maintains product liability insurance, but such insurance does not provide coverage for the failure, or alleged failure, to satisfactorily complete research contracts.

We Depend upon Certain Key Members of Management, One of Whom Is 78 Years Old.

The success of the Company is largely dependent on the efforts of Carl Horowitz, President of the Company and the Company's co-founder, who is 78 years old and John Ryan, who is 47 years old, our principal sales person. The loss of the services of either could have a material adverse effect on the Company's business and prospects. While Mr. Horowitz is in good health and beneficially owns approximately 44.5% of our Common Stock, there can be no assurance that he will continue to actively run the Company. Similarly, John Ryan, who has worked at the
Company for more than 20 years, has no employment agreement and no post-employment restrictions, and could leave the Company's employ at any time. The loss of his services could have a material adverse effect on the Company's sales and profitability.  We do not maintain key man insurance on the lives of either Mr. Horowitz or Mr. Ryan.

Carl Horowitz and Irene Horowitz Beneficially Own a Substantial Portion of Our Common
Stock, and Are Likely in a Position to Determine the Outcome of Corporate Elections, Which
May Result in the Entrenchment of Management.

Carl Horowitz and Irene Horowitz, President and Senior Vice President and members of the
Board of Directors, beneficially own 44.5% of the outstanding shares of Common Stock. By virtue of such ownership and their positions with the Company, Carl Horowitz and Irene
Horowitz may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company, and may result in the entrenchment of management.

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There Is Significant Competition in Our Businesses.

In our contract research and development business the Company competes with the in-house research and development staffs of potential customers, and scientists at educational institutions and foundations who will serve private customers.  Generally, the Company has not entered into

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research contracts with companies that have in-house research staffs.  We are unaware of any private company that competes with us in the sale of research in the field of chemical grafting.
Our strategy is to promote the advantages of our chemical grafting processes which allow bonding to occur in many substrates without the application of heat.

Technological Changes May Render Our Technology Obsolete or Decrease the Attractiveness of
Our Services to Customers.

Our ability to compete, and our future results, may depend in part on our ability to market and continue to develop cost effectively our technology and to introduce enhancements and additions to our technology to meet customer demands and advancements in technology. To date, we are not aware of any developments that have rendered our technology obsolete.  There can be no assurance that we will successfully market and develop our technology, that technologies or services developed by others will not render our services obsolete or noncompetitive, or that our technology will continue to achieve acceptance in the marketplace. We believe the principal technological advantage of our techniques is the ability to coat products without heat.

Our Patents May Not Be Enforceable or Provide Any Competitive Advantage.

The Company currently owns 4 patents which cover our basic grafting process, which expire between 2004 and 2019.  We currently have no pending applications for additional patents.  In addition, over the years, we have assigned twenty patents to our customers pursuant to research contracts with those customers.  Generally, our contracts provide that any patents arising from the work for a customer will be assigned to the customer.  Once assigned, we do not have any contractual obligation to protect the patent rights or defend the assigned patent, although we cannot ourselves exploit the invention covered by the patent because we grant our customers exclusivity in their particular application.  We can give no assurance that any of the patents which we possess or might possess in the future will be enforceable or, if enforceable, will provide us with an advantage over our competitors or that such patents will not be rendered obsolete by technological change.

The Absence of Dividends Means Stockholder Returns Are Dependent on the Price Appreciation
of Our Stock.

The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but intends instead to retain future earnings, if any, for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, and such other factors as the Board of
Directors deem relevant.  As a result, investors will only achieve a return of their investment if the price of our stock increases.  The Company’s loan documents do not permit the payment of cash dividends.

Sporadic Trading in the Market for Our Securities and Wide Fluctuations in Market Price May
Make it Difficult to Sell a Significant Number of Shares Without Adversely Affecting the Price
of Our Stock.

Our Common Stock is currently quoted on the over-the-counter Electronic Bulletin Board. There is only sporadic trading in our Common Stock. Consequently, holders of our Common Stock may have difficulty selling shares of our Common Stock owned by them, and there may be wide fluctuations in our stock price.  During the past 2½ years, our stock has trades as high as $5.91 per share and as low as $.50 per share.

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Our Common Stock Is Subject to Penny Stock Rules

Our common shares are subject to rules promulgated by the Securities and Exchange
Commission relating to “penny stocks,” which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC.  These rules require brokers who sell “penny stocks” to persons other than established customers and “accredited investors” to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks.
These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the future.

UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as
amended.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions, and based upon the most recent results of operations. There can be no assurance that actual results will not differ materially from those expressed or implied in the forward-looking statements.

Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," believe," "estimate," anticipate," "continue" or similar terms, variation of those terms or the negative of those terms. Potential risks and uncertainties include, among other things, such factors as the ability to attract and retain qualified personnel, demand for our research which during economic slowdowns is usually weaker, the effect on our financial condition of delays in payments received from third parties, economic conditions, and other factors which may be set forth in our other filings with the Securities and Exchange
Commission.

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AVAILABLE INFORMATION ON THE COMPANY

We filed a registration statement on Form S-2 to register with the Securities and Exchange
Commission ("SEC") the shares of our common stock offered hereby.  This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms in Washington, D.C.,
New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

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The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference the documents listed below:

1.

Annual Report on Form 10-KSB for the year ended December 31, 2002;

2.

Amendment No. 1 to Annual Report on Form 10-KSB for the year ended December 31,

2002;

3.

Quarterly Reports on Form 10-QSB for the three months ended March 31, 2003 and June

30, 2003; and

4.

Amendment No. 2 to Annual Report on Form 10-KSB for the year ended December 31,

2002.

Copies of the Form 10-KSB, Amendment No.1 to the Form 10-KSB and the Quarterly Report on
Form 10-QSB for the three months ended June 30, 2003 are being delivered with this prospectus.

OUR COMPANY

PRCA is principally engaged in research and development in polymer chemistry, on a contract basis, particularly in the application of chemical "grafting", i.e., techniques for modification of organic and inorganic substances. PRCA also manufactures and sells the chemical formulations arising from research activities, and textile printing inks.

Our principal place of business is located at 2186 Mill Avenue, Brooklyn, NY 11234.  Our phone number at that address is (718) 444-4300.

USE OF PROCEEDS

Assuming all of the options are exercised, PRCA may receive approximately $332,500 which it will use for working capital purposes. The Company will receive no portion of the proceeds of any sales of the shares by the Selling Shareholders.
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SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

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The Company may issue 500,000 shares to the Selling Shareholders upon exercise of the options. Such options are exercisable until November 14, 2003. The Company may receive net proceeds of up to $332,500 from the sale of such shares to the Selling Shareholders, and will use such proceeds for working capital.

The Company will pay a finders fee to Aegis Capital, Inc. of 5% of the exercise price of each share acquired upon exercise of the options.  There is no other material relationship between Aegis Capital, Inc. and PRCA.

The following table sets forth the name of the Selling Shareholders, the amount of PRCA's
Common Stock and the percentage of outstanding shares beneficially owned by each such
Selling Shareholder as of August 25, 2003 including the shares of Common Stock which the
Selling Shareholder may acquire upon exercise of the options, the number of shares to be offered by each Selling Shareholder and the number of shares of outstanding Common Stock owned by such Selling Shareholder assuming the sale of all Shares offered hereby:

Name	No. of Shares Owned Beneficially Prior to Offering	Percentage of Ownership of Outstanding Shares Prior to Offering	No. of Shares Offered Hereby	Amount to be Owned After Offering
Sam Bergman 1035 East 26th Street Brooklyn, NY 11210	25,000	1.1%	25,000	0
Eva Carpenter 2810 Meadowoods Drive East Meadow, NY 11554	50,000	2.3%	50,000	0
Harry Rasp 2108 Quentin Road Brooklyn, N.Y. 11229	200,000	8.6%	200,000	0
Richard Stapen 56 Orchard Drive Woodbury, N.Y	240,400	10.2%	225,000	15,400

None of the Selling Stockholders has had any position, office or other material relationship with
PRCA within the last three years.

The Shares may be sold from time to time by the Selling Shareholders, or by transferees or other successors in interest. Such sales may be made on the over-the-counter Electronic Bulletin
Board, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Brokers or dealers engaged by Selling Shareholders will receive commissions or discounts in amounts to be negotiated immediately prior to the sale.
Each such Selling Shareholders may be deemed to be an "underwriter" within the meaning of the

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Securities Act of 1933, as amended (the "Act") in connection with such sales.  PRCA will pay all the other expenses of the offer of the Shares of Common Stock of the Selling Stockholders as
discussed in this prospectus.

DESCRIPTION OF CAPITAL STOCK

Common Stock

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The authorized capital stock of PRCA includes 4,000,000 shares of Common Stock, par value
$.01 per share. Holders of Common Stock have no preemptive rights. As of July 31, 2003, there were 2,128,644 shares of Common Stock outstanding. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of PRCA out of any funds legally available to PRCA for that purpose.  Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast at the meeting.  Pursuant to Article 2A of PRCA’s Bylaws, any nominations for directors must be made in writing and received by the Secretary of PRCA at least 21 days prior to a shareholders meeting to elect directors. Except for such advance notice bylaw, and our Shareholders Rights
Plan described below, we have no provisions in our charter or bylaws that would delay, defer or prevent a change in control.

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MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock has been quoted on the over-the-counter electronic bulletin board since February 25, 2003. Prior to that time it traded on the NASDAQ Small Cap Market.
The following table sets forth the high and low bid prices for the periods indicated where the
Common Stock is traded under the symbol PROA. The indicated prices are interdealer prices without retail markups, markdowns or commissions and do not necessarily represent actual sales.
The limited amount of sales within these ranges should not be interpreted to indicate that an established trading market exists for the shares of Common Stock, nor do these prices necessarily accurately reflect the true value of such shares.

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Bid Prices
Quarter 2003	LOW	HIGH
July-August April-June January-March	$0.58 0.53 0.50	$0.87 1.25 1.00
Quarter 2002
October-December July-September April-June January-March	1.10 1.70 0.56 0.50	5.91 3.90 1.80 1.00
Quarter 2001
October-December July-September April-June January-March	0.77 0.85 0.94 1.00	1.02 1.01 1.20 2.22

Dividend Policy

The Company has paid no cash dividends to its stockholders since its incorporation and has no present intention to do so. The payment of dividends in the future will be determined by the
Board of Directors based on the Company's earnings, financial condition, capital requirements and other factors at the time. PRCA’s loan documents do not permit the payment of cash dividends.

Shareholders Rights Plan

On July 20, 1995 the Company adopted a Shareholders Rights Plan. The Rights Plan provides for the issuance of one stock right, entitling the holder to buy one share of Common Stock at a price of $25 (subject to adjustment), for each outstanding share of the Company's Common
Stock. The rights will become exercisable only if an "acquiring party" (as defined) acquires or announces a tender offer to acquire 15% or more of the Company's Common Stock. The rights expire July 31, 2005 (See Note 9 of Notes to Financial Statements contained in the Annual
Report on Form 10-KSB, as amended, delivered with this Prospectus and incorporated herein by reference).

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Outstanding Shares and Holders

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As of July 31, 2003 there were 2,128,644 shares outstanding, which were held by approximately
811 shareholders, 261 shareholders of record and approximately 550 additional beneficial owners.

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Sales of Unregistered Securities

On July 18, 2002, the Company sold 150,000 Units, each consisting of one share of Common
Stock and a Warrant to purchase one share of Common Stock at an exercise price of $1.50 per share, to Eli Weinstein for a purchase price of $225,000 at the time of sale. The shares of
Common Stock and the shares of Common Stock underlying the Warrants had not been registered under the Securities Act of 1933 and sales of the shares were subject to restrictions and limitations. The Warrants expired unexercised. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering. The sale of the 150,000 shares acquired in connection with the purchase of the
Units was subsequently registered under the Securities Act of 1933.

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On December 27, 2000, the Company issued as a bonus to the chief executive officer and senior vice president-sales, 50,000 restricted shares each of the Company's Common Stock.  PRCA valued the shares at $1.0635 per share.  The shares have not been registered under the Securities
Act of 1933 and sales of the shares are subject to restrictions and limitations. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

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LEGAL MATTERS

The validity of the authorization and issuance of the securities offered hereby are being passed upon for the Company by Shapiro Mitchell Forman Allen & Miller LLP, 380 Madison Avenue,
New York, New York 10017.

EXPERTS

The financial statements of the Company for December 31, 2002 and December 31, 2001 and the
periods then ended appearing in the Annual Report on Form 10-K SB for the year ended
December 31, 2002, delivered herewith have been audited by Goldstein & Ganz, CPA's, P.C., independent accountants as set forth in their report with respect thereto appearing elsewhere herein, and are included in reliance on the report of Goldstein & Ganz, CPA's, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On February 26, 2001, the Company engaged Goldstein & Ganz, P.C. ("GG") as the Company's independent accountants to audit its December 31, 2000 financial statements, replacing
Castellano Korenberg & Co. (the "Former Accountants") as the Company's independent auditors.
The Former Accountants were dismissed by the Company as of February 26, 2001. The change was approved by the Company's board of directors.

The Former Accountants' report on the Company's financial statements for 1999 and 1998 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles.

During the Company's fiscal years ending December 31, 1999 and 1998 and any subsequent interim period through the date of termination: (x) there were no disagreements between the
Company and the Former Accountants on any matter of accounting principles or practices, financial statements disclosures or auditing scope or procedures, (y) there were no "Reportable
Events" within the meaning of Item 304(a)(1)(iv) of Regulation S-K, and (z) GG was not
consulted on any matter specified in Item 304 (a)(2) of Regulation S-K.

INDEMNIFICATION OF DIRECTORS AND OFFICERS --
DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

Under provisions of PRCA's By-laws, any person made a party to any lawsuit by reason of being a director or officer of PRCA, or any parent or subsidiary thereof, shall be indemnified by PRCA to the full extent authorized by the Business Corporation Law of the State of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling PRCA pursuant to the foregoing provisions, PRCA has been informed that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Securities Act of
1933 and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

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SEC Registration Fee                                                               28.92

Legal fees and expenses                                                    10,000.00

Accounting fees and expenses                                             1,000.00
                                                                                    ==========

                                                             TOTAL               $11,028.92

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The foregoing, except for the Securities and Exchange Commission registration fee are estimates.

Item 15.  Indemnification of Directors and Officers

Section 722 of the Business Corporation Law of New York (the "BCL") empowers a corporation to indemnify any person made, or threatened to be made, a party to an action or proceeding, other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation , or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

Section 722(c) of the BCL states that a corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such officer or director acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this provision shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 721 of the BCL states that the indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

PRCA By-laws, as amended, provide:

To the extent permitted and in the manner provided by law, the
Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or
completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably  incurred by him in connection with such action, suit or  proceeding. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of stock-holders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Item 16.  Exhibits.

Exhibit No.	Description
4	Form of Option. (previously filed)
5	Opinion of Shapiro Mitchell Forman Allen & Miller LLP (filed herewith)
13.1	Annual Report on Form 10-KSB of PRCA for the year ended December 31, 2002. (previously filed)
13.2	Amendment No. 1 to Annual Report on Form 10-KSB of PRCA for the year ended December 31, 2002. (previously filed)
13.3	Quarterly Report on Form 10-QSB of PRCA for the three months ended June 30, 2003. (filed herewith)
23.1	Consent of Goldstein & Ganz, CPA's, P.C. (filed herewith)
23.2	Consent of Shapiro Mitchell Forman Allen & Miller LLP.*
99.1	Agreement dated August 25, 2003 between PRCA and Aegis Capital, Inc. (filed herewith).
____________________ * Contained in Exhibit 5

Item 17.       Undertakings.

A.

The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section
10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-
effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any additional or changed material information on the plan of distribution.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the
Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

C.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Brooklyn, New York on August 27, 2003.


POLYMER RESEARCH CORP. OF AMERICA

By: /s/ Carl Horowitz

Carl Horowitz

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration
Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature	Title	Date

/S/ Carl Horowitz Carl Horowitz	President, Chief Executive Officer, Chief Financial and Accounting Officer and Director	August 27, 2003
/S/ Irene Horowitz Irene Horowitz	Senior Vice President, and Director	August 27, 2003
/S/ John Ryan John Ryan	Executive Vice President and Director	August 27, 2003
/S/ Alice J. Barton Alice J. Barton	Vice President of West Coast and Director	August 27, 2003
/S/ Jascha Gurevitz Jascha Gurevitz	Director	August 27, 2003
/S/ Boris Jody Boris Jody	Director	August , 2003
/S/ Mohan Sanduja, PhD Mohan Sanduja, PhD	Vice President and Director	August 27, 2003
/S/ Terry J. Wolfgang Terry J. Wolfgang	Director	August 27, 2003

EXHIBIT INDEX
Exhibit No.	Description
4	Form of Option. (previously filed)
5	Opinion of Shapiro Mitchell Forman Allen & Miller LLP (filed herewith)
13.1	Annual Report on Form 10-KSB of PRCA for the year ended December 31, 2002. (previously filed)
13.2	Amendment No. 1 to Annual Report on Form 10-KSB of PRCA for the year ended December 31, 2002. (previously filed)
13.3	Quarterly Report on Form 10-QSB of PRCA for the three months ended June 30, 2003. (filed herewith)
23.1	Consent of Goldstein & Ganz, CPA's, P.C. (filed herewith)
23.2	Consent of Shapiro Mitchell Forman Allen & Miller LLP.*
99.1	Agreement dated August 25, 2003 between PRCA and Aegis Capital, Inc. (filed herewith).
____________________ * Contained in Exhibit 5